UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .                   .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated September 7, 2018	1

2.	Press Release, dated September 7, 2018	2

Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANT EVENT Grifols has obtained a new long-term loan with the European Investment Bank (EIB) totaling Euros 85 million. Grifols will use this loan to support its R+D+I efforts which are primarily focused on discovering new therapeutic indications for plasma-derived protein therapies. The financial conditions include a fixed interest rate for a tenor of 10 years and a two-year grace period. Grifols was among the first European companies to obtain funding through the European Fund for Strategic Investment when it signed its first EIB loan for Euros 100 million in 2015, in 2017 Grifols obtained funding for a second time and today it has reached a third agreement with the EIB within the framework of the Investment Plan for Europe. In Barcelona, on 7 September 2018 Nuria Martin Barnes Secretary to the Board of Directors ' :::,emoot-• ISO 1 4001:2004 • O H SAS 18001:2007 [!) WWW. I U\I,C::Om ID 9105031788 [!] .:0: ,.. I• • 1 TUVR elnland h -A®

PRESS RELEASE

Barcelona, September 7, 2018

Grifols and the EIB sign a new loan agreement within the framework of the Investment Plan for Europe to advance research on rare and chronic diseases

The European Investment Bank (EIB) and Grifols today announced the signing of a new loan agreement for Euros 85 million to advance the firm’s R+D+i efforts to discover new therapeutic uses for plasma proteins in the treatment of rare and chronic diseases. The agreement, signed in Barcelona today by EIB Vice-President Emma Navarro and Grifols’ co-CEOs Raimon Grífols Roura and Víctor Grífols Deu, is backed by the Investment Plan for Europe.

The loan will support research initiatives that enhance the health and well-being of patients by providing the financial resources necessary to spur innovation in the medical research field in Spain as well as in the rest of the European Union. The agreement will also bolster bioscientific research in the universities, hospitals and research centers that collaborate with Grifols.

The EIB loan represents the third conceded to Grifols under the umbrella the Investment Plan for Europe. In 2015, Grifols was among the first European companies to obtain funding from the Juncker Plan, receiving additional funding at the end of 2017. The Investment Plan for Europe increases the EIB’s ability to finance investment projects toward initiatives that, by reason of their nature or structure, boost the innovation and competitiveness of companies operating in the EU.

The loan offers favorable financial conditions, including a fixed interest rate, maturity date in 2028 and a two-year grace period.

During the signing ceremony formalized in Barcelona today, EIB Vice-President Emma Navarro highlighted “the economic and social impact of an agreement that will benefit European citizens by supporting research aimed at finding new treatments for chronic diseases. This loan also underscores the EU bank’s solid commitment to providing the necessary resources to support innovation, an essential driver to gain competitiveness and create high-quality employment.”

For their part, the co-CEOs of Grifols, Raimon Grífols Roura and Víctor Grífols Deu, highly value the EIB’s support and the opportunities it provides. This newly signed loan reinforces the institution’s role as a complementary source of financing for Grifols’ R+D+i initiatives.

Vytenis Andriukaitis, European Commissioner for Health and Food Safety, said: “I am pleased to see more EFSI financing going to R&D and innovation in the healthcare sector. This loan represents at least a three-fold benefit: new therapies for patients with rare and chronic diseases, yet another boost for R&D, and finally, investment in high-skilled employment”.

As a leading innovation company in the global healthcare sector, Grifols channels significant resources toward R+D+i through both in-house and external projects. In this regard, Grifols allocated a total of Euros 141.3 million in R+D+i over the first half of 2018, a 9.3% increase compared to the same period last year. This upward trend is evidence of the company’s firm commitment in R+D+i efforts.

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The “Juncker Plan” in Spain

The European Fund for Strategic Investments (EFSI) is the main pillar of the “Juncker Plan”. According to forecasts, EFSI-funded projects and agreements mobilize more than EUR 335 billion in investments and support roughly 700,000 SMEs across the 28 Member States. Since the Investment Plan for Europe was launched in Spain in 2015, 96 projects have been approved for a financing volume of EUR 7,300 million.

The Investment Plan for Europe, known as the “Juncker Plan,” is one of the European Commission’s highest priorities, focused on promoting investments that stimulate employment and economic growth through a more intelligent use of new and existing financial resources. At the same time, it works to remove investment obstacles, offer technical assistance and ensure visibility to investment projects. For more information on the results of the Investment Plan for Europe, please click here.

The European Investment Bank (EIB) is the long-term lending institution of the European Union owned by its Member States. It makes long-term financing available for sound investments as a means of promoting EU policy goals.

About Grifols

Grifols is a global healthcare company with more than 75 years of legacy dedicated to improving the health and well-being of people around the world. Grifols produces essential plasma-derived medicines for patients and provides hospitals and healthcare professionals with the tools, information and services they need to help them deliver expert medical care.

Grifols’ three main divisions — Bioscience, Diagnostic and Hospital — develop, produce and market innovative products and services that are available in more than 100 countries.

With a network of nearly 250 plasma donation centers, Grifols is a leading producer of plasma-derived medicines used to treat rare, chronic and, at times, life-threatening conditions. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of diagnostic products designed to support safety from donation through transfusion. The Hospital Division provides intravenous (IV) therapies, clinical nutrition products and hospital pharmacy systems, including systems that automate drug compounding and control drug inventory.

Grifols is headquartered in Barcelona, Spain and has 20,000 employees in 30 countries.

In 2017, sales exceeded 4,300 million euros. Grifols demonstrates its strong commitment to advancing healthcare by allocating a significant portion of its annual income to research, development and innovation.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the US NASDAQ via ADRs (NASDAQ:GRFS).

For more information, visit grifols.com.

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Media Contact:

BEI: Mercedes Landete

Phone number: +34 91 431 13 40

m.landete@eib.org

Website: www.eib.org/press

Press Office: +352 4379 21000 - press@eib.org

European Commission: Siobhán Millbright

Phone number: + 32 2 29 57361

siobhan.millbright@ec.europa.eu

Website: ec.europa.eu/invest-eu

Follow us on Twitter @EU_Commission #investEU

GRIFOLS

Media Contact: Raquel Lumbreras
Investors Contact:	raquel_lumbreras@duomocomunicacion.com
Investor Relations Department	Borja Gómez
inversores@grifols.com - investors@grifols.com	borja_gomez@duomocomunicacion.com
Phone number: +34 93 571 02 21	Duomo Comunicación - Grifols Press Office
Phone number: +34 91 311 92 89 - +34 91 311 92 90

LEGAL DISCLAIMER

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Royal Legislative Decree 4/2015, of 23 October, approving recast text of Securities Market Law; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation. In addition, this document does not constitute an offer of purchase, sale or exchange, or a request for an offer of purchase, sale or exchange of securities, or a request for any vote or approval in any other jurisdiction. The information included in this document has not been verified nor reviewed by the external auditors of the Grifols group.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 7, 2018